Exhibit 12

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31
	2004	2003	2002	2001	2000

Income before assessments	$309,186	$232,407	$242,930	$257,611	$262,896
Add: fixed charges (see below)	1,652,127	1,502,066	1,584,745	2,450,935	3,092,338

Total earnings	$1,961,313	$1,734,473	$1,827,675	$2,708,546	$3,355,234

Fixed charges: (1)
Interest expense	$1,651,569	$1,501,525	$1,584,253	$2,450,461	$3,091,899
Interest portion of rent expense	558	541	492	474	439

Total fixed charges	$1,652,127	$1,502,066	$1,584,745	$2,450,935	$3,092,338

Ratio of earnings to fixed charges (2)	1.19	1.15	1.15	1.11	1.09

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.